Due to inherent differences in the recognition of income, expenses, and realized gains/losses under generally accepted accounting principles and for federal income tax purposes, permanent differences between financial and tax basis reporting have been identified and appropriately reclassified. Permanent differences in the amount of $32,183 and $513,737 have been reclassified from accumulated net realized losses on investment and accumulated undistributed net investment income, respectively, to paid in capital.